HARRIS INSIGHT FUNDS TRUST
Amendment dated May 18, 2006
to the Declaration of Trust

RECEIVED MAY 18 2006
SECRETARY  OF THE COMMONWEALTH CORPORATIONS DIVISION

     Article I, Section 1.1 of the Trust's Declaration of Trust is amended to read as follows (additions are underscored and deletions are struck-through):
Section 1.1. Name. The name of the trust created hereby is Phoenix Insight Funds Trust
(the "Trust").
     Article I, Section 1.2 (q) of the Trust's Declaration of Trust is amended to read as follows (additions are underscored and deletions are struck through):
(q) "Trust" means Phoenix Insight Funds Trust.
     IN WITNESS WHEREOF, the undersigned, being a majority of all of the Trustees of the Trust, have executed this instrument as of this 18th day of May 2006.


/s/C.  Gary Gerst

/s/John W. McCarter, Jr.

/s/Paula Wolff